Press Release

CAE announces re-baselining of its Defense business, Defense impairments, accelerated risk recognition on Legacy Contracts and appointment of Nick Leontidis as COO

•Defense records $568.0 million goodwill impairment, $90.3 million unfavourable contract adjustments, and $35.7 million impairment of related intangible assets
•Preliminary unaudited fiscal fourth quarter and full fiscal 2024 results and initial fiscal 2025 outlook provided
•Board approves NCIB for the repurchase of up to 5% of CAE’s common shares
•Fourth quarter and full year fiscal 2024 results to be disclosed after market hours on May 27
•Management to discuss financial results and outlook on May 28 earnings call

Montreal, Canada, May 21, 2024 - (NYSE: CAE; TSX: CAE) - CAE Inc. (CAE or the Company) today announced a re-baselining of its Defense business along with Defense impairments and unfavourable contract adjustments related to eight previously identified fixed-price legacy contracts (the Legacy Contracts).

CAE also announced the appointment of Nick Leontidis to the new position of Chief Operating Officer (COO) as part of a senior leadership reorganization to further strengthen its execution capabilities and drive additional synergies between CAE’s Defense & Security business and its Civil Aviation business. Mr. Leontidis was previously CAE’s Group President, Civil Aviation. As COO, he will have overall responsibility for both of CAE’s Civil and Defense business segments.

In the fourth quarter of fiscal 2024, CAE has recorded a $568.0 million non-cash impairment of Defense goodwill and $90.3 million in unfavourable Defense contract profit adjustments as a result of accelerated risk recognition on the Legacy Contracts. It also recorded a $35.7 million impairment of related technology and other non-financial assets which are principally related to the Legacy Contracts.

“Because our Defense performance has fallen well short of our expectations, we have taken measures to re-baseline the business, including a leadership reorganization and further targeted operational changes at the segment and corporate executive management levels,” said Marc Parent, CAE’s President and Chief Executive Officer. “The impairments and the accelerated risk recognition on the Legacy Contracts are a disappointing but necessary step to account for the programmatic risks we previously identified and provide a clearer path to margin improvement amid compelling secular trends for Defense.”

To provide context for the impairments and accelerated risk recognition, CAE is disclosing preliminary summary tables of selected unaudited fiscal 2024 results for the fourth quarter and full year for Civil Aviation, for Defense & Security and on a consolidated basis, as well as a preliminary outlook for fiscal 2025. Civil, the larger of CAE’s two businesses, generated a record 27.3 percent adjusted segment operating income margin(1) in the fourth quarter and 13 percent adjusted segment operating income(1) growth for the year. CAE also had record Civil adjusted order intake(1) of $3.0 billion, including the sale of 64 full-flight simulators.

At the consolidated level, CAE generated over $400 million of free cash flow(1) for a 1.5 times cash conversion rate(1) of net income and further solidified its financial position. Net debt-to-adjusted EBITDA(1) was 3.17 times at the end of the quarter and net debt-to-adjusted EBITDA excluding Legacy Contracts(1) was 2.89 times at the end of the same period. CAE expects improved results going forward, supported by continued growth in Civil and from the structural and organizational improvements in Defense and a growing backlog of high-quality, profitable programs. CAE will provide more detail with its full results to be disclosed on May 27 after market hours, and on the earnings conference call on May 28.

Senior leadership reorganization
CAE’s senior leadership reorganization takes advantage of the strength of the talent pool within the Company’s senior leadership ranks. As COO, Nick Leontidis will have overall responsibility for both of CAE’s business segments and will work closely with all five CAE P&L leaders, namely:
•Jason Goodfriend, Interim President and Chief Operating Officer, Defense and Security, USA,
•Marc-Olivier Sabourin, Division President of Defense and Security, International,
•Michel Azar-Hmouda, Division President, Commercial Aviation,
•Alexandre Prévost, Division President, Business Aviation,
•Pascal Grenier, Division President, Flight Solutions and Global Operations

Mr. Leontidis, a 36-year CAE veteran, has a proven track record of performance and headed both Civil and Defense programs during his career. As Civil group president over the last decade, he has led CAE’s Civil Aviation Training Solutions business to record heights, nearly tripling adjusted segment operating income over the period, to become the world’s largest aviation training solutions provider. Under Mr. Leontidis’s tenure, Civil has achieved operational excellence across a broad global enterprise, and consistently delivered CAE’s highest returns on investment through disciplined capital deployment in lockstep with customer demand.

Defense transformation
CAE’s Defense segment is in the process of an ongoing multi-year transformation which is expected to yield a substantially bigger and more profitable business and to provide an additional source of stable and predictable free cash flows with which to fuel attractive growth investments in CAE’s aviation training network. The secular growth backdrop for Defense remains compelling and this has translated into an approximate 20% adjusted Defense backlog growth over the last two years, which portends well for the future.

Additional information pertaining to Defense Legacy Contracts
Within Defense, there are a number of fixed-price contracts which offer certain potential advantages and efficiencies but can also be negatively impacted by adverse changes to general economic conditions, including unforeseen supply chain disruptions, inflationary pressures, availability of labour; all contributing to execution difficulties. These risks can result in cost overruns and reduced profit margins or losses. While these risks can often be managed or mitigated, there are eight distinct legacy contracts entered into prior to the COVID-19 pandemic that are firm fixed price in structure, with little to no provision for cost escalation, and that have been more significantly impacted by these risks (the Legacy Contracts disclosed in the third quarter of fiscal 2024). Although only a small number of contracts, they have disproportionately impacted overall Defense profitability. The Legacy Contracts include one that was inherited with CAE’s 2021 acquisition of L3Harris Technologies’ Military Training business and have completion dates mainly within the Company’s next two fiscal years.

The impairments and accelerated risk recognition on Legacy Contracts resulting in unfavourable contract adjustments are expected to allow CAE to develop a new baseline for future profitability. In addition to the aforementioned senior leadership changes at the business unit and corporate levels, CAE has continued to implement measures to further enhance risk management and execution over the past few years, including an increasingly disciplined and rigorous approach to the selection of bids and proposals and an enhanced focus on higher quality program pursuits.

Summary of Civil Aviation preliminary unaudited results

(amounts in millions)	FY2024	FY2023	Q4-2024	Q4-2023
Revenue	$2,435.8	2,166.4	700.8	661.4
Operating income	$442.0	430.3	147.0	149.3
Adjusted segment operating income(1)	$548.9	485.3	191.4	162.9
As a % of revenue(1)%	22.5	22.4	27.3	24.6
Adjusted order intake(1)	$3,025.5	2,827.1	832.1	841.5
Adjusted backlog(1)	$6,440.4	5,730.8	6,440.4	5,730.8
(1) This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the Non-IFRS and other financial measures section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS.

Summary of Defense and Security preliminary unaudited results

(amounts in millions)		FY2024	FY2023	Q4-2024	Q4-2023
Revenue		$1,847.0	1,844.2	425.5	536.0
Operating (loss) income		$(627.4)	35.7	(680.0)	29.0
Adjusted segment operating income (loss)		$0.8	53.1	(65.7)	30.5
As a % of revenue	%	—	2.9	—	5.7
Adjusted segment operating income excluding Legacy Contracts(1)*		$91.1	53.1	24.6	30.5
As a % of revenue(1)*	%	4.8	2.9	5.1	5.7
Adjusted order intake		$1,911.9	2,029.3	718.4	564.7
Adjusted backlog		$5,743.5	5,065.6	5,743.5	5,065.6
(1) This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the Non-IFRS and other financial measures section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS.
* The adjusted segment operating income excluding Legacy Contracts reflects the overall impact of the accelerated risk recognition on Legacy Contracts of $90.3 million, consisting of a reduction in revenue of $54.3 million and cost of sales of $36.0 million recorded in the fourth quarter of fiscal 2024.

Summary of preliminary consolidated fourth quarter and full-year fiscal 2024 unaudited results

(amounts in millions, except per share amounts)		FY2024	FY2023	Q4-2024	Q4-2023
Revenue		$4,282.8	4,010.6	1,126.3	1,197.4
Operating (loss) income		$(185.4)	466.0	(533.0)	178.3
Adjusted segment operating income		$549.7	538.4	125.7	193.4
As a % of revenue	%	12.8	13.4	11.2	16.2
Adjusted segment operating income excluding Legacy Contracts		$640.0	538.4	216.0	193.4
As a % of revenue	%	14.9	13.4	19.2	16.2
Net (loss) income attributable to equity holders of the Company		$(325.3)	220.6	(504.7)	93.6
(Loss) earnings per share (EPS)		$(1.02)	0.69	(1.58)	0.29
Adjusted EPS(1)		$0.87	0.87	0.12	0.33
Adjusted EPS excluding Legacy Contracts(1)		$1.12	0.87	0.37	0.33
Free cash flow(1)		$418.2	333.1	191.1	147.6
Cash conversion rate(1)%		151	121
Adjusted order intake		$4,937.4	4,856.4	1,550.5	1,406.2
Adjusted backlog		$12,183.9	10,796.4
Net debt-to-adjusted EBITDA		3.17	3.49
Net debt-to-adjusted EBITDA excluding Legacy Contracts		2.89	3.49
(1) This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the Non-IFRS and other financial measures section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS.
Comparative figures have been reclassified to reflect discontinued operations.

Preliminary management outlook highlights for fiscal year 2025

Civil
The secular demand picture for aviation training solutions remains compelling and management expects low double-digit percentage Civil annual adjusted segment operating income growth in fiscal 2025 and continued margin strengthening, with an annual adjusted segment operating income margin (aSOI) of approximately 23%. The expected increase in Civil margins reflects the ongoing ramp up of newer training centres and recently deployed full-flight simulators, partially offset by the SaaS conversion underway in its Flight Operations Solutions software business. As in previous years, management expects annual Civil performance to be more heavily weighted to the second half.

Defense
Having re-baselined the Defense business and substantially accounted for the previously identified programmatic risk, management expects Defense annual revenue growth in the low- to mid-single-digit percentage range and annual Defense aSOI margin to increase to the 6- to 7-percent range in fiscal 2025. Similarly, management expects annual Defense performance to be more heavily weighted to the second half. Management also expects significant Defense backlog growth in the fiscal year with the addition of large multiyear programs currently in negotiations.

Taking management’s current preliminary expectations for the fiscal year into account, the previously indicated three-year EPS growth target of mid-20% compound annual growth has been adjusted to the low- to mid-teens-percentage range.

Finance expense and tax expense
Management expects annual finance expense to be similar to fiscal 2024 on lower interest expense on debt, offset by higher lease expense related to recently deployed training centres in its global training network in support of growth. The annual effective income tax rate is expected to be approximately 25%, considering the income expected from various jurisdictions and the implementation of global minimum tax policies.

Balanced capital allocation priorities, accretive growth investments
Commensurate with CAE’s ongoing success to capture market opportunities in training, the Company expects total CAPEX in fiscal 2025 to be $50 to $100 million higher than fiscal 2024, which totaled $329.8 million. Approximately three-quarters of this relates to organic growth investments in simulator capacity to be deployed to CAE’s global network of primarily Civil Aviation training centres and backed by multiyear customer contracts.

Solid financial position
A tenet of CAE’s capital management priorities includes the maintenance of a solid financial position, and it expects to continue to bolster its balance sheet through ongoing deleveraging, commensurate with its investment grade profile.

Current returns to shareholders
Given CAE’s progress in strengthening its financial position, CAE today announced that its Board of Directors approved, subject to the approval of the Toronto Stock Exchange (TSX), the re-establishment of a normal course issuer bid (NCIB). The NCIB is expected to commence shortly after regulatory approvals are obtained. The common shares that may be repurchased under such program over a period of approximately one year will represent up to 5 percent of the issued and outstanding common shares of CAE. The establishment of the program and the timing and amount of any purchases under the program is subject to regulatory approvals. CAE will pay the market price for the common shares at the time of acquisition and all common shares purchased pursuant to the NCIB will be cancelled. The NCIB will be established as part of CAE's capital management strategy and is currently intended to be used opportunistically over time with excess free cash flow. Given the current preliminary outlook and cash generative nature of CAE’s highly recurring business, CAE’s Board of Directors will also continue to evaluate the possibility of reintroducing a shareholder dividend.

Outlook for fiscal 2024
The Company has updated its fiscal 2024 outlook to reflect preliminary unaudited financial results, the timing of Civil FFS deliveries, and the re-baselining of its Defense business. The previous outlook for Civil included an expectation for mid- to high-teens percentage annual adjusted segment operating income growth, and management currently expects 13% growth, mainly because some of the planned full-flight simulator (FFS) deliveries moved into fiscal 2025. In fiscal 2024, Civil delivered 47 FFSs instead of the approximately 50 it had expected. This timing difference is due to customer requests to postpone deliveries because their facilities were not yet ready to receive the FFSs as originally planned. Management’s expectations for a record annual and fourth quarter Civil adjusted segment operating margin remains consistent with its previous outlook. For Defense, management previously expected that it would accelerate the retirement of risks associated with the Legacy Contracts and substantially retire them over a period of six to eight quarters. The expected Legacy Contract retirement period remains unchanged; however, the recognition of risks associated with them have been accelerated by virtue of the associated profit adjustments and asset impairments that have been recorded in the fourth quarter.

Caution concerning outlook
Management’s preliminary outlook for fiscal 2025 and the above targets and expectations constitute forward-looking statements within the meaning of applicable securities laws, and are based on a number of assumptions, including in relation to prevailing market conditions, macroeconomic and geopolitical factors, supply chains and labor markets. Expectations are also subject to a number of risks and uncertainties and based on assumptions about customer receptivity to CAE’s training solutions and operational support solutions as well as material assumptions contained in this press release, CAE’s MD&A for the fiscal year ended March 31, 2023 and MD&A for the three and nine months ended December 31, 2023, all available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Please see the sections below entitled: “Caution concerning forward-looking statements”, “Material assumptions” and “Material risks”.

Fourth quarter and full year fiscal 2024 financial results and conference call
CAE will release its fiscal year 2024 fourth quarter and full fiscal year financial results after market hours on Monday, May 27, 2024. A conference call will be held on Tuesday, May 28 at 8 a.m. Eastern Time (ET) to provide analysts and institutional investors with a review of CAE’s performance and outlook. Marc Parent, CAE’s President and Chief Executive Officer, Nick Leontidis, CAE’s Chief Operating Officer, Sonya Branco, CAE’s Executive Vice President, Finance and Chief Financial Officer, and Andrew Arnovitz, CAE’s Senior Vice President, Investor Relations and Enterprise Risk Management, will participate in this call intended for financial analysts, institutional investors and the media. Please note that the media will have the opportunity to ask questions immediately following the analysts’ question period. The meeting will be webcast live on CAE's site at www.cae.com. The webcast will be archived following the event.

Caution concerning limitations of preliminary summary earnings press release
This summary preliminary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance, but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

The preliminary financial results and other measures for the fourth quarter and year ended March 31, 2024 are unaudited, reflect information available to the Company as of the date of this press release, and are subject to revision. Actual results may differ from these preliminary results due to the completion of year end accounting procedures and adjustments, and the completion of the preparation and audit of the Company’s financial statements for the fourth quarter and year ended March 31, 2024, which are anticipated to be finalized and released on May 27, 2024.

About CAE
At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators and defence and security forces to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with approximately 13,000 employees in more than 240 sites and training locations in over 40 countries. CAE represents more than 75 years of industry firsts–the highest-fidelity flight and mission simulators as well as training programs powered by digital technologies. We embed sustainability in everything we do. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.

Caution concerning forward-looking statements
This press release includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to environmental, social and governance (ESG) matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, and our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations, our ability to retire the Legacy Contracts as expected and to manage and mitigate the risks associated therewith, the impact of the retirement of the Legacy Contracts and other statements that are not historical facts.

Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, “strategy”, “future” or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute "forward-looking statements" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward‑looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of May 21, 2024 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after May 21, 2024.The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2025 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions
The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability, the customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to effectively execute and retire the Legacy Contracts while managing the risks associated therewith and our ability to complete the integration of the AirCentre business and the separation of the CAE Healthcare business within the anticipated time periods and at the expected cost levels. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Accordingly, the assumptions outlined in this press release and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate.

Material risks
Important risks that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the fiscal year ended March 31, 2023 and MD&A for the three and nine months ended December 31, 2023, available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-IFRS and other financial measures
This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation and Defense and Security) since we analyze their results and performance separately.

Reconciliations and calculations of non-IFRS measures to the most directly comparable measures under IFRS are also set forth below in the section Reconciliations and Calculations of this press release.

Performance measures
Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment of goodwill, impairment of technology and other non-financial assets, impairment reversal of non-financial assets following their repurposing and optimization and cloud computing transition adjustment. We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.

Adjusted segment operating income or loss excluding Legacy Contracts further excludes the impact from accelerated risk recognition on the Legacy Contracts recorded in the fourth quarter of fiscal 2024. No such accelerated risk recognition on Legacy Contracts was recorded in fiscal 2023. Adjusted segment operating income or loss excluding Legacy Contracts is also useful because it provides a better understanding of the specific and impact from accelerated risk recognition on the Legacy Contracts on our performance.

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income margin excluding Legacy Contracts further excludes the impact from accelerated risk recognition on the Legacy Contracts recorded in the fourth quarter of fiscal 2024. No such accelerated risk recognition on Legacy Contracts was recorded in fiscal 2023. Adjusted segment operating income margin excluding Legacy Contracts is also useful because it provides a better understanding of the specific and impact from accelerated risk recognition on the Legacy Contracts on our performance.

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment of goodwill, impairment of technology and other non-financial assets, impairment reversal of non-financial assets following their repurposing and optimization and cloud computing transition adjustment. We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods.

Adjusted EPS excluding Legacy Contracts further excludes the impact from accelerated risk recognition on the Legacy Contracts recorded in the fourth quarter of fiscal 2024. No such accelerated risk recognition on Legacy Contracts was recorded in fiscal 2023. Adjusted EPS excluding Legacy Contracts is also useful because it provides a better understanding of the specific and impact from accelerated risk recognition on the Legacy Contracts on our performance.

EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss from continuing operations before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment of goodwill, impairment of technology and other non-financial assets, impairment reversal of non-financial assets following their repurposing and optimization and cloud computing transition adjustment. We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non-operational or non-cash items.

Adjusted EBITDA excluding Legacy Contracts further excludes the impact from accelerated risk recognition on the Legacy Contracts recorded in the fourth quarter of fiscal 2024. No such accelerated risk recognition on Legacy Contracts was recorded in fiscal 2023. Adjusted EBITDA excluding Legacy Contracts is also useful because it provides a better understanding of the specific and impact from accelerated risk recognition on the Legacy Contracts on our performance.

Free cash flow
Free cash flow is a non-IFRS financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, intangible assets expenditures excluding capitalized development costs, other investing activities not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Cash conversion rate
Cash conversion rate is a non-IFRS ratio calculated by dividing free cash flow by adjusted net income. We use it to assess our performance in cash flow generation and as a basis for evaluating our capitalization structure.

Liquidity and Capital Structure measures
Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-adjusted EBITDA
Net debt-to-adjusted EBITDA is a non-IFRS ratio calculated as net debt divided by the last twelve months adjusted EBITDA. We use it because it reflects our ability to service our debt obligations.

Net debt-to-adjusted EBITDA excluding Legacy Contracts further excludes the impact from accelerated risk recognition on the Legacy Contracts recorded in the fourth quarter of fiscal 2024. No such accelerated risk recognition on Legacy Contracts was recorded in fiscal 2023. Net debt-to-adjusted EBITDA excluding Legacy Contracts is also useful because it provides a better understanding of the specific and impact from accelerated risk recognition on the Legacy Contracts on our ability to service our debt obligations.

Growth measures
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it.

Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but multi-award indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

Reconciliations and Calculations (unaudited figures)
Reconciliation of adjusted segment operating income

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Three months ended March 31	2024	2023	2024	2023	2024	2023
Operating income (loss)	$147.0	$149.3	$(680.0)	$29.0	$(533.0)	$178.3
Restructuring, integration and acquisition costs	44.4	13.6	10.6	1.5	55.0	15.1
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment of goodwill	—	—	568.0	—	568.0	—
Impairment of technology and other non-financial assets	—	—	35.7	—	35.7	—
Adjusted segment operating income (loss)	$191.4	$162.9	$(65.7)	$30.5	$125.7	$193.4

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Three months ended March 31	2024	2023	2024	2023	2024	2023
Adjusted segment operating income (loss)	$191.4	$162.9	$(65.7)	$30.5	$125.7	$193.4
Impact from accelerated risk recognition on the Legacy Contracts	—	—	90.3	—	90.3	—
Adjusted segment operating income excluding Legacy Contracts	$191.4	$162.9	$24.6	$30.5	$216.0	$193.4

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Years ended March 31	2024	2023	2024	2023	2024	2023
Operating income (loss)	$442.0	$430.3	$(627.4)	$35.7	$(185.4)	$466.0
Restructuring, integration and acquisition costs	106.9	52.0	24.5	10.6	131.4	62.6
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment of goodwill	—	—	568.0	—	568.0	—
Impairment of technology and other non-financial assets	—	—	35.7	—	35.7	—
Impairment reversal of non-financial assets
following their repurposing and optimization	—	3.0	—	6.8	—	9.8
Adjusted segment operating income	$548.9	$485.3	$0.8	$53.1	$549.7	$538.4

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Years ended March 31	2024	2023	2024	2023	2024	2023
Adjusted segment operating income	$548.9	$485.3	$0.8	$53.1	$549.7	$538.4
Impact from accelerated risk recognition on the Legacy Contracts	—	—	90.3	—	90.3	—
Adjusted segment operating income excluding Legacy Contracts	$548.9	$485.3	$91.1	$53.1	$640.0	$538.4

Reconciliation of adjusted net income and adjusted EPS

	Three months ended		Years ended
	March 31		March 31
(amounts in millions, except per share amounts)	2024	2023	2024	2023
Net (loss) income attributable to equity holders of the Company	$(484.2)	$98.4	$(304.0)	$222.7
Net income from discontinued operations	(20.5)	(4.8)	(21.3)	(2.1)
Restructuring, integration and acquisition costs, after tax	42.3	12.5	101.0	48.2
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment of goodwill, after tax	473.7	—	473.7	—
Impairment of technology and other non-financial assets, after tax	27.4	—	27.4	—
Impairment reversal of non-financial assets
following their repurposing and optimization, after tax	—	—	—	7.1
Adjusted net income	$38.7	$106.1	$276.8	$275.9

Average number of shares outstanding (diluted)	318.3	318.7	318.2	318.4

Adjusted EPS	$0.12	$0.33	$0.87	$0.87

	Three months ended		Years ended
	March 31		March 31
(amounts in millions, except per share amounts)	2024	2023	2024	2023
Adjusted net income	$38.7	$106.1	$276.8	$275.9
Impact from accelerated risk recognition on the
Legacy Contract, after tax	78.5	—	78.5	—
Adjusted net income excluding Legacy Contracts	$117.2	$106.1	$355.3	$275.9

Adjusted EPS excluding Legacy Contracts	$0.37	$0.33	$1.12	$0.87

Reconciliation of free cash flow

	Three months ended		Years ended
		March 31		March 31
(amounts in millions)	2024	2023	2024	2023
Cash provided by operating activities*	$46.7	$158.5	$438.8	$522.9
Changes in non-cash working capital	168.5	22.1	128.1	(114.5)
Net cash provided by operating activities	$215.2	$180.6	$566.9	$408.4
Maintenance capital expenditures	(23.2)	(14.8)	(102.5)	(62.8)
Intangible assets expenditures excluding capitalized development costs	(7.6)	(13.7)	(33.4)	(39.3)
Proceeds from the disposal of property, plant and equipment	0.3	0.9	4.0	5.7
Net payments to equity accounted investees	(3.4)	(0.4)	(43.9)	(10.9)
Dividends received from equity accounted investees	6.8	20.6	37.1	40.9
Other investing activities not related to growth	(0.8)	(1.2)	(10.2)	(6.3)
Impact of discontinued operations	3.8	(24.4)	0.2	(2.6)
Free cash flow	$191.1	$147.6	$418.2	$333.1
* before changes in non-cash working capital

Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	March 31
(amounts in millions, except net debt-to-EBITDA ratios)	2024	2023
Operating (loss) income	$(185.4)	$466.0
Depreciation and amortization	368.7	330.2
EBITDA	$183.3	$796.2
Restructuring, integration and acquisition costs	131.4	62.6
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment of goodwill	568.0	—
Impairment of technology and other non-financial assets	35.7	—
Impairment reversal of non-financial assets following their repurposing and optimization	—	9.8
Adjusted EBITDA	$918.4	$868.6

Net debt	$2,914.2	$3,032.5

Net debt-to-EBITDA	15.90	3.81
Net debt-to-adjusted EBITDA	3.17	3.49

	Last twelve months ended
	March 31
(amounts in millions, except net debt-to-EBITDA ratios)	2024	2023
Adjusted EBITDA	$918.4	$868.6
Impact from accelerated risk recognition on the Legacy Contracts	90.3	—
Adjusted EBITDA excluding Legacy Contracts	$1,008.7	$868.6

Net debt-to-adjusted EBITDA excluding Legacy Contracts	2.89	3.49

Contacts
Investor Relations:
Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, 1-514-734-5760, andrew.arnovitz@cae.com

Media:
Samantha Golinski, Vice President, Public Affairs and Global Communications, 1-438-805-5856, samantha.golinski@cae.com